

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 21, 2025

Patrick Amstutz
Chief Executive Officer and Director
Molecular Partners AG
Wagistrasse 14
8952 Zürich-Schlieren
Switzerland

> **Re: Molecular Partners AG**
> **Registration Statement on Form F-3**
> **Filed April 11, 2025**
> **File No. 333-286488**

Dear Patrick Amstutz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brandon Fenn, Esq.